EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
EXETER FINANCE LLC

I, Jeff Briggs, certify that:

(a)            A review of Exeter Finance LLC’s activities and of its performance under the Sale and Servicing Agreement, dated as of March 30, 2025 (the “Sale and Servicing Agreement”), among Exeter Select Holding Trust 2025-1, EFCAR, LLC, Exeter Finance LLC, as servicer (in such capacity, the “Servicer”), Exeter Select Automobile Receivables Trust 2025-1, and Citibank, N.A., as indenture trustee and backup servicer, during the period from April 23, 2025 to December 31, 2025 has been made under my supervision.

(b)            To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 27, 2026

By:    /s/ Jeff Briggs
Jeff Briggs
Executive Vice President and Treasurer
Exeter Finance LLC, as Servicer of Exeter Select Automobile Receivables Trust 2025-1